UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 12, 2026

Commission File Number 001-13422

AGNICO EAGLE MINES LIMITED

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

EXHIBITS

Exhibit No.	Exhibit Description
99.1	Press Release dated February 12, 2026 announcing the Corporation’s Fourth Quarter and Full Year 2025 Results.
99.2	Annual Audited Consolidated Financial Statements for the year ended December 31, 2025
99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4	Consent of Ernst & Young LLP
99.5	Press Release dated February 12, 2026 providing an update on the Corporation’s exploration results.

Exhibits 99.2 and 99.3 to this Report on Form 6-K are incorporated by reference into the Corporation’s Registration Statements on Form F-3 (File Nos. 333-271854 and 333-280180), Form F-10 (File No. 333-280114) and Form S-8 (File Nos. 333-130339 and 333-152004).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED
(Registrant)

Date: 02/12/2026	By:	/s/ Chris Vollmershausen
Chris Vollmershausen
Executive Vice-President, Legal, General
Counsel & Corporate Secretary